                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)

                     INTERNATIONAL TECHNOLOGY  CORPORATION
                     -------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                  CUSIP NUMBER
                                   460465107
                                   ---------
                                 (CUSIP Number)

                              Daniel A. D'Aniello
                               The Carlyle Group
                         1001 Pennsylvania Avenue, N.W.
                                Suite 220 South
                             Washington, D.C. 20004
                                (202) 347-2626
                        -------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:
                            Bruce E. Rosenblum, Esq.
                                Latham & Watkins
                         1001 Pennsylvania Avenue, N.W.
                                   Suite 1300
                             Washington, D.C. 20004
                                 (202) 637-2200

                               January 15, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                        AMENDMENT NO. 1 TO SCHEDULE 13D


CUSIP NO. 460465107


1.  NAME OF REPORTING PERSONS:

    Carlyle Partners II, L.P.

    IRS IDENTIFICATION NUMBER OF ABOVE PERSON:

    51-1357731

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:                                                      0
                                                                    ---------
8.  SHARED VOTING POWER:                                            6,430,334/1/
                                                                    ---------
9.  SOLE DISPOSITIVE POWER:                                                 0
                                                                    ---------
10. SHARED DISPOSITIVE POWER:                      (See Item 5(a))  1,781,965
                                                                    ---------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                    6,430,334
                                                                    ---------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                               [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 38.02%/2/
                                                                    ---------
14. TYPE OF REPORTING PERSON:

    PN

-----------------------
/1/ Including (i) 1,471,673 shares receivable upon conversion of 11,170 Shares of Cumulative Convertible Participating Preferred Stock, (ii) 310,292 shares receivable upon exercise of certain warrants, and (iii) shares which may be deemed beneficially owned pursuant to the Agreements Among Partnerships entered into by and among certain Reporting Persons. (See item 5 and the previously-filed Schedule 13D.)

/2/ Percentage calculated based on 16,912,141 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 1 TO SCHEDULE 13D


CUSIP NO. 460465107


1.  NAME OF REPORTING PERSONS:

    Carlyle Partners III, L.P.

    IRS IDENTIFICATION NUMBER OF ABOVE PERSON:

    51-0369721

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:                                                      0
                                                                    ---------
8.  SHARED VOTING POWER:                                            6,430,334/1/
                                                                    ---------
9.  SOLE DISPOSITIVE POWER:                                                 0
                                                                    ---------
10. SHARED DISPOSITIVE POWER:                      (See Item 5(a))     81,357
                                                                    ---------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                    6,430,334/1/
                                                                    ---------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                               [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 38.02%/2/
                                                                    ---------
14. TYPE OF REPORTING PERSON:

    PN

-----------------------
/1/ Including (i) 67,194 shares receivable upon conversion of 510 Shares of Cumulative Convertible Participating Preferred Stock, (ii) 14,163 shares receivable upon exercise of certain warrants, and (iii) shares which may be deemed beneficially owned pursuant to the Agreements Among Partnerships entered into by and among certain Reporting Persons. (See item 5 and the previously-filed Schedule 13D.)

/2/ Percentage calculated based on 16,912,141 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 1 TO SCHEDULE 13D


CUSIP NO. 460465107

1.  NAME OF REPORTING PERSONS:

    Carlyle International Partners II, L.P.

    IRS IDENTIFICATION NUMBER OF ABOVE PERSON:

    N/A

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:                                                      0
                                                                    ---------
8.  SHARED VOTING POWER:                                            1,504,210/1/
                                                                    ---------
9.  SOLE DISPOSITIVE POWER:                                                 0
                                                                    ---------
10. SHARED DISPOSITIVE POWER:                      (See Item 5(a))  1,504,210
                                                                    ---------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                    1,504,210/1/
                                                                    ---------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                               [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  8.89%/2/
                                                                    ---------
14. TYPE OF REPORTING PERSON:

    PN

-----------------------
/1/ Including (i) 1,242,292 shares receivable upon conversion of 9,429 Shares of Cumulative Convertible Participating Preferred Stock, and (ii) 261,918 shares receivable upon exercise of certain warrants. (See item 5 and the previously-filed Schedule 13D.)

/2/ Percentage calculated based on 16,912,141 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 1 TO SCHEDULE 13D


CUSIP NO. 460465107

1.  NAME OF REPORTING PERSONS:

    Carlyle International Partners III, L.P.

    IRS IDENTIFICATION NUMBER OF ABOVE PERSON:

    N/A

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:                                                      0
                                                                    ---------
8.  SHARED VOTING POWER:                                               81,042/1/
                                                                    ---------
9.  SOLE DISPOSITIVE POWER:                                                 0
                                                                    ---------
10. SHARED DISPOSITIVE POWER:                      (See Item 5(a))     81,042
                                                                    ---------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                       81,042/1/
                                                                    ---------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                               [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   .48%/2/
                                                                    ---------
14. TYPE OF REPORTING PERSON:

    PN

-----------------------
/1/ Including (i) 66,930 shares receivable upon conversion of 508 Shares of Cumulative Convertible Participating Preferred Stock, and (ii) 14,112 shares receivable upon exercise of certain warrants. (See item 5 and the previously-filed Schedule 13D.)

/2/ Percentage calculated based on 16,912,141 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 1 TO SCHEDULE 13D


CUSIP NO. 460465107

1.  NAME OF REPORTING PERSONS:

    C/S International Partners

    IRS IDENTIFICATION NUMBER OF ABOVE PERSON:

    N/A

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:                                                      0
                                                                    ---------
8.  SHARED VOTING POWER:                                              338,682/1/
                                                                    ---------
9.  SOLE DISPOSITIVE POWER:                                                 0
                                                                    ---------
10. SHARED DISPOSITIVE POWER:                      (See Item 5(a))    338,682
                                                                    ---------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                      338,682/1/
                                                                    ---------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                               [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  2.00%/2/
                                                                    ---------
14. TYPE OF REPORTING PERSON:

    PN

-----------------------
/1/ Including (i) 279,710 shares receivable upon conversion of 2,123 Shares of Cumulative Convertible Participating Preferred Stock and (ii) 58,972 shares receivable upon exercise of certain warrants. (See item 5 and the previously-filed Schedule 13D.)

/2/ Percentage calculated based on 16,912,141 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 1 TO SCHEDULE 13D


CUSIP NO. 460465107

1.  NAME OF REPORTING PERSONS:

    Carlyle Investment Group, L.P.

    IRS IDENTIFICATION NUMBER OF ABOVE PERSON:

    51-0357730

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:                                                      0
                                                                    ---------
8.  SHARED VOTING POWER:                                                1,907/1/
                                                                    ---------
9.  SOLE DISPOSITIVE POWER:                                                 0
                                                                    ---------
10. SHARED DISPOSITIVE POWER:                      (See Item 5(a))      1,907
                                                                    ---------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                        1,907/1/
                                                                    ---------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                               [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  0.01%/2/
                                                                    ---------
14. TYPE OF REPORTING PERSON:

    PN

-----------------------
/1/ Including (i) 1,581 shares receivable upon conversion of 12 Shares of Cumulative Convertible Participating Preferred Stock and (ii) 326 shares receivable upon exercise of certain warrants. (See item 5 and the previously-filed Schedule 13D.)

/2/ Percentage calculated based on 16,912,141 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 1 TO SCHEDULE 13D


CUSIP NO. 460465107

1.  NAME OF REPORTING PERSONS:

    Carlyle-IT Partners, L.P.

    IRS IDENTIFICATION NUMBER OF ABOVE PERSON:

    Application Pending

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:                                                      0
                                                                    ---------
8.  SHARED VOTING POWER:                                            6,430,334/1/
                                                                    ---------
9.  SOLE DISPOSITIVE POWER:                                                 0
                                                                    ---------
10. SHARED DISPOSITIVE POWER:                      (See Item 5(a))    195,107
                                                                    ---------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                    6,430,334/1/
                                                                    ---------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                               [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 38.02%/2/
                                                                    ---------
14. TYPE OF REPORTING PERSON:

    PN

-----------------------
/1/ Including (i) 161,133 shares receivable upon conversion of 1,223 Shares of Cumulative Convertible Participating Preferred Stock, (ii) 33,974 shares receivable upon exercise of certain warrants and (iii) shares which may be deemed beneficially owned pursuant to the Agreements Among Partners entered into by and among certain Reporting Persons. (See item 5 and the previously-filed Schedule 13D.)

/2/ Percentage calculated based on 16,912,141 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 1 TO SCHEDULE 13D


CUSIP NO. 460465107

1.  NAME OF REPORTING PERSONS:

    Carlyle-IT International Partners, L.P.

    IRS IDENTIFICATION NUMBER OF ABOVE PERSON:

    N/A

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:                                                      0
                                                                    ---------
8.  SHARED VOTING POWER:                                            2,366,299/1/
                                                                    ---------
9.  SOLE DISPOSITIVE POWER:                                                 0
                                                                    ---------
10. SHARED DISPOSITIVE POWER:                      (See Item 5(a))  2,366,299
                                                                    ---------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                    2,366,299/1/
                                                                    ---------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                               [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 13.99%/2/
                                                                    ---------
14. TYPE OF REPORTING PERSON:

    PN

-----------------------
/1/ Including (i) 1,954,282 shares receivable upon conversion of 14,833 Shares of Cumulative Convertible Participating Preferred Stock and (ii) 412,017 shares receivable upon exercise of certain warrants. (See item 5 and the previously-filed Schedule 13D.)

/2/ Percentage calculated based on 16,912,141 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 1 TO SCHEDULE 13D


CUSIP NO. 460465107

1.  NAME OF REPORTING PERSONS:

    Carlyle-IT International Partners II, L.P.

    IRS IDENTIFICATION NUMBER OF ABOVE PERSON:

    N/A

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:                                                      0
                                                                    ---------
8.  SHARED VOTING POWER:                                               79,765/1/
                                                                    ---------
9.  SOLE DISPOSITIVE POWER:                                                 0
                                                                    ---------
10. SHARED DISPOSITIVE POWER:                      (See Item 5(a))     79,765
                                                                    ---------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                       79,765/1/
                                                                    ---------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                               [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   .47%/2/
                                                                    ---------
14. TYPE OF REPORTING PERSON:

    PN

-----------------------
/1/ Including (i) 65,876 shares receivable upon conversion of 500 Shares of Cumulative Convertible Participating Preferred Stock (ii) 13,889 shares receivable upon exercise of certain warrants. (See item 5 and the previously-filed Schedule 13D.)

/2/ Percentage calculated based on 16,912,141 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 1 TO SCHEDULE 13D


CUSIP NO. 460465107

1.  NAME OF REPORTING PERSONS:

    TC Group, L.L.C. (d/b/a The Carlyle Group)

    IRS IDENTIFICATION NUMBER OF ABOVE PERSON:

    54-1686957

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:                                                      0
                                                                    ---------
8.  SHARED VOTING POWER:                                            6,430,334/1/
                                                                    ---------
9.  SOLE DISPOSITIVE POWER:                                                 0
                                                                    ---------
10. SHARED DISPOSITIVE POWER:                      (See Item 5(a))  6,430,334/1/
                                                                    ---------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                    6,430,334/1/
                                                                    ---------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                               [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 38.02%/2/
                                                                    ---------
14. TYPE OF REPORTING PERSON:

    OO (Limited Liability Company)

-----------------------
/1/ Including 5,310,671 shares receivable by the Fund Partnerships (as defined in Item 2) upon conversion of 40,308 Shares of Cumulative Convertible Participating Preferred Stock and 1,119,662 shares receivable by the Fund Partnerships upon exercise of certain warrants, such shares which may be deemed beneficially owned by the Reporting Person as the general partner of each Fund Partnership. (See item 5 and the previously-filed Schedule 13D.)

/2/ Percentage calculated based on 16,912,141 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO, 1 TO SCHEDULE 13D


CUSIP NO. 460465107

1.  NAME OF REPORTING PERSONS:

    TCG Holdings, L.L.C.

    IRS IDENTIFICATION NUMBER OF ABOVE PERSON:

    54-1686011

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:                                                      0
                                                                    ---------
8.  SHARED VOTING POWER:                                            6,430,334/1/
                                                                    ---------
9.  SOLE DISPOSITIVE POWER:                                                 0
                                                                    ---------
10. SHARED DISPOSITIVE POWER:                      (See Item 5(a))  6,430,334/1/
                                                                    ---------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                    6,430,334/1/
                                                                    ---------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                               [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 38.02%/2/
                                                                    ---------
14. TYPE OF REPORTING PERSON:

    OO (Limited Liability Company)

-----------------------
/1/ Including 5,310,671 shares receivable by the Fund Partnerships upon conversion of 40,308 Shares of Cumulative Convertible Participating Preferred Stock and 1,119,662 shares receivable by the Fund Partnerships upon exercise of certain warrants, such shares which may be deemed beneficially owned by the Reporting Person as a member of TC Group, the general partner of the Fund Partnerships. (See item 5 and the previously-filed Schedule 13D.)

/2/ Percentage calculated based on 16,912,141 shares which are calculated as described in Items 5(a).

                        AMENDMENT NO. 1 TO SCHEDULE 13D


CUSIP NO. 460465107

1.  NAME OF REPORTING PERSONS:

    Carlyle Investment Management, L.L.C.

    IRS IDENTIFICATION NUMBER OF ABOVE PERSON:

    52-1988385

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:                                               748,520/1/
                                                                   ---------
8.  SHARED VOTING POWER:                                                   0
                                                                   ---------
9.  SOLE DISPOSITIVE POWER:                       (See Item 5(a))    748,520
                                                                   ---------
                                                                           0
10. SHARED DISPOSITIVE POWER:                                      ---------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                     748,520/1/
                                                                   ---------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                              [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 4.43%/2/
                                                                   ---------
14. TYPE OF REPORTING PERSON:

    OO* (Limited Liability Company)

-----------------------
/1/ Including 618,182 shares receivable upon conversion of 4,692 Shares of Cumulative Convertible Participating Preferred Stock 130,338 shares receivable upon exercise of certain warrants over which the Reporting Person possesses sole power of disposition and voting as investment advisor. (See also item 5 and the previously-filed Schedule 13D.)

/2/ Percentage calculated based on 16,912,141 shares which are calculated as described in Items 5(a).

        This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the
Schedule 13D dated November 27, 1996 filed by Carlyle Partners II, L.P., Carlyle Partners III, L.P., Carlyle International Partners II, L.P., Carlyle International Partners III, L.P., C/S International Partners, Carlyle Investment Group, L.P., Carlyle-IT Partners, L.P., Carlyle-IT International Partners, L.P., Carlyle-IT Partners II, L.P., TC Group, L.L.C. (d/b/a The Carlyle Group), TCG Holdings, L.L.C. and Carlyle Investment Management, L.L.C. (the "Reporting Persons"), relating to the common stock, par value, $.01 per share (the "Common Stock") of International Technology Corporation, a Delaware corporation (the "Company").

        Terms used but not defined herein have the meaning ascribed to such term in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended in pertinent part as follows:

          (a) Shares of Common Stock held of record or beneficially owned as of February 9, 1998:

                         RIGHT TO COMMON STOCK
                          UPON CONVERSION OF       WARRANTS: RIGHT TO
                        CONVERTIBLE PREFERRED     PURCHASE COMMON STOCK      TOTAL BENEFICIAL
                                 STOCK              FROM THE COMPANY             OWNERSHIP
---------------------------------------------------------------------------------------------
CPII/1/                         1,471,673                  310,292                1,781,965
---------------------------------------------------------------------------------------------
CPIII/1/                           67,194                   14,163                   81,357
---------------------------------------------------------------------------------------------
CIPII                           1,242,292                  261,918                1,504,210
---------------------------------------------------------------------------------------------
CIPIII                             66,930                   14,112                   81,042
---------------------------------------------------------------------------------------------
C/SIP                             279,710                   58,972                  338,682
---------------------------------------------------------------------------------------------
CIG                                 1,581                      326                    1,907
---------------------------------------------------------------------------------------------
CIT/1/                            161,133                   33,974                  195,107
---------------------------------------------------------------------------------------------
CITI                            1,954,282                  412,017                2,366,299
---------------------------------------------------------------------------------------------
CITII                              65,876                   13,889                   79,765
---------------------------------------------------------------------------------------------

-------------------

/1/ See Item 5(b) and the previously-filed Schedule 13D for a discussion of the beneficial ownerships of CPII, CPIII and CIT as parties to the CPII Agreement, the CPIII Agreement and the CIT Agreement, respectively.

                         RIGHT TO COMMON STOCK
                          UPON CONVERSION OF       WARRANTS: RIGHT TO
                        CONVERTIBLE PREFERRED     PURCHASE COMMON STOCK      TOTAL BENEFICIAL
                                 STOCK              FROM THE COMPANY             OWNERSHIP
---------------------------------------------------------------------------------------------
TC GROUP                       5,310,671                1,119,662                6,430,334
---------------------------------------------------------------------------------------------
TCG                            5,310,671                1,119,662                6,430,334
---------------------------------------------------------------------------------------------
CIM                              618,182                  130,338                  748,520
---------------------------------------------------------------------------------------------
REPORTING PERSONS              5,928,853                1,250,000                7,178,854
---------------------------------------------------------------------------------------------

(a) (continued) Approximate Percentage of Common Stock of the Company held of record of beneficially owned./1/

                         RIGHT TO COMMON STOCK
                          UPON CONVERSION OF       WARRANTS: RIGHT TO
                        CONVERTIBLE PREFERRED     PURCHASE COMMON STOCK      TOTAL BENEFICIAL
                                 STOCK              FROM THE COMPANY             OWNERSHIP
---------------------------------------------------------------------------------------------
CPII/1/                            8.70%                     1.83%                    10.54%
---------------------------------------------------------------------------------------------
CPIII/2/                           .40%                     .084%                      .48%
---------------------------------------------------------------------------------------------
CIPII                             7.35%                     1.55%                     8.89%
---------------------------------------------------------------------------------------------
CIPIII                             .40%                      .08%                      .48%
---------------------------------------------------------------------------------------------
C/SIP                             1.65%                      .35%                     2.00%
---------------------------------------------------------------------------------------------
CIG                                .01%                      .00%                      .01%
---------------------------------------------------------------------------------------------
CIT/2/                             .95%                      .20%                     1.15%
---------------------------------------------------------------------------------------------
CITI                             11.56%                     2.44%                    13.99%
---------------------------------------------------------------------------------------------
CITII                              .39%                      .08%                      .47%
---------------------------------------------------------------------------------------------
TC GROUP                         31.40%                     6.62%                    38.02%
---------------------------------------------------------------------------------------------
TCG                              31.40%                     6.62%                    38.02%
---------------------------------------------------------------------------------------------
CIM                               3.66%                      .77%                     4.43%
---------------------------------------------------------------------------------------------
REPORTING PERSONS                35.06%                     7.39%                    42.45%
---------------------------------------------------------------------------------------------

          The increased number of shares of Common Stock, and corresponding decrease in the percentage of the outstanding Common Stock, beneficially owned by the Reporting Persons as reported in this Amendment No. 1, as compared to the shares of Common Stock and corresponding percentage of the outstanding Common Stock as reported in the Schedule 13D

-------------------
/1/ All percentages calculated based on 9,733,288 shares which equals the total shares of Common Stock reported by the Company as presently issued and outstanding plus 5,928,853 shares of Common Stock issuable upon conversion of the Preferred Stock and 1,250,000 shares of Common Stock that will be issued upon exercise of the Purchaser's Warrants. Includes 5,310,671 shares receivable by the Fund Partnerships upon conversion of 40,308 shares of Cumulative Convertible Participating Preferred Stock and 1,119,662 shares receivable by the Funds Partnerships upon exercise of certain warrants, such shares may be deemed beneficially owned by TC Group as general partner of the Fund Partnerships and by TCG Holdings as a member of TC Group.

/2/ See Item 5(b) and the previously-filed Schedule 13D for a discussion of the beneficial ownerships of CPII, CPIII and CIT as parties to the CPII Agreement, the CPIII Agreement and the CIT Agreement, respectively.

results from the combinations of (i) the anti-dilution adjustment of the conversion price at which each share of Preferred Stock converts into shares of Common Stock as a result of the conversion to Common Stock of shares of 7% Cumulative Convertible Exchangeable Preferred Stock, $100 par value per share, of the Company (the "7% Preferred Stock") and (ii) the corresponding increase to the Company's issued and outstanding shares of Common Stock due to the issuance of shares of Common Stock upon conversion of shares of 7% Preferred Stock to Common Stock.

          (b) CPII is currently the record owner of 11,170 shares of Preferred Stock (which converts into 1,471,673 shares of Common Stock) and Warrants to purchase 310,292 shares of Common Stock. CPII has the power to vote and dispose of all such shares. CPII shares the power to vote and the power to dispose of these shares with TC Group, its general partner. Pursuant to the CPIII Agreement and the CIT Agreement, described in the previously-filed Schedule 13D, CPII shares the power to vote these shares with CPIII and CIT. Pursuant to the CPII Agreement, described in the previously-filed Schedule 13D, CPII has shared power to vote the 6,430,334 shares owned by the Fund Partnerships.

          CPIII is currently the record owner of 510 shares of Preferred Stock (which converts into 67,194 shares of Common Stock) and Warrants to purchase 14,163 shares of Common Stock. CPIII has the power to vote and dispose of such shares, totaling 81,357. CPIII shares the power to vote and the power to dispose of these shares with TC Group, its general partner. Pursuant to the CPII Agreement and the CIT Agreement, described in the previously-filed Schedule 13D, CPIII shares the power to vote these shares with CPII and CIT. Pursuant to the CPIII Agreement, described in the previously-filed Schedule 13D, CPIII has shared power to vote the 6,430,334 shares owned by the other Fund Partnerships.

          CIPII is currently the record owner of 9,429 shares of Preferred Stock (which converts into 1,242,292 shares of Common Stock) and Warrants to purchase 261,198 shares of Common Stock. CIPII has the power to vote and dispose of all such shares, totaling 1,504,210. CIPII shares the power to vote and the power to dispose of these shares with TC Group, its managing general partner.
Pursuant to the Agreements Among Partnerships described in the previously-filed
Schedule 13D, CIPII shares the power to vote these shares with CPII, CPIII, and CIT.

          CIPIII is currently the record owner of 508 shares of Preferred Stock (which converts into 66,930 shares of Common Stock) and Warrants to purchase 14,112 shares of Common Stock. CIPIII has the power to vote and dispose of all such shares, totaling 81,042. CIPIII shares the power to vote and the power to dispose of these shares with TC Group, its managing general partner. Pursuant to the Agreements Among Partnerships described in the previously-filed Schedule 13D, CIPIII shares the power to vote these shares with CPII, CPIII, and CIT.

          C/SIP is currently the record owner of 2,123 shares of Preferred Stock (which converts into 279,710 shares of Common Stock) and Warrants to purchase 58,972 shares of Common Stock. C/SIP has the power to vote and dispose of all such shares, totaling 338,682. C/SIP shares the power to vote and the power to dispose of these shares with TC Group, its managing general partner. Pursuant to the Agreements Among Partnerships described in the previously-filed Schedule 13D, C/SIP shares the power to vote these shares with CPII, CPIII, and CIT.

          CIG is currently the record owner of 12 shares of Preferred Stock (which converts into 1,581 shares of Common Stock) and Warrants to purchase 326 shares of Common Stock. CIG has the power to vote and dispose of all such shares, totaling 1,907. CIG shares the power to vote and the power to dispose of these shares with TC Group, its general partner. Pursuant to the Agreements Among Partnerships described in the previously-filed Scheduled 13D, CIG shares the power to vote these shares with CPII, CPIII, and CIT.

          CIT is currently the record owner of 1,223 shares of Preferred Stock (which converts into 161,133 shares of Common Stock) and Warrants to purchase 33,974 shares of Common Stock. CIT has the power to vote and dispose of all such shares, totaling 195,107. CIT shares the power to vote and the power to dispose of these shares with TC Group, its general partner. Pursuant to the CPII Agreement and the CPIII Agreement described in the previously-filed
Schedule 13D, CIT shares the power to vote these shares with CPII and CPIII. Pursuant to the CIT Agreement described in the previously-filed Schedule 13D, CIT has shared power to vote the 6,430,334 shares beneficially owned by the other Fund Partnerships.

          CITI is currently the record owner of 14,833 shares of Preferred Stock (which converts into 1,954,282 shares of Common Stock) and Warrants to purchase 412,017 shares of Common Stock. CITI has the power to vote and dispose of all such shares, totaling 2,366,299. CITI shares the power to vote and the power to dispose of these shares with TC Group, its managing general partner. Pursuant to the Agreements Among Partnerships described in the previously-filed Schedule 13D, CITI shares the power to vote these shares with CPII, CPIII, and CIT.

          CITII is currently the record owner of 500 shares of Preferred Stock (which converts into 65,876 shares of Common Stock) and Warrants to purchase 13,889 shares of Common Stock. CITII has the power to vote and dispose of all such shares, totaling 79,765. CITII shares the power to vote and the power to dispose of these shares with TC Group, its managing general partner. Pursuant to the Agreements Among Partnerships described in the previously-filed Schedule 13D, CITII shares the power to vote these shares with CPII, CPIII, and CIT.

          TC Group may be deemed to be the beneficial owner of 40,308 shares of Preferred Stock (which converts into 5,310,671 shares of Common Stock) and Warrants to purchase 1,119,662 shares of Common Stock as the general partner of CPII, CPIII, CIG, and CIT, as the managing general partner of CIPII, CIPIII, C/SIP, CITI, and CITII. TC Group may be deemed to share voting and disposal rights of all such shares, totaling 6,430,334 as the general partner of CPII, CPIII, CIG, and CIT, as the managing general partner of CIPII, CIPIII, C/SIP, CITI, and CITII. TCG, as a member holding a controlling interest in TC Group, may be deemed to share all rights herein described belonging to TC Group.

          As investment advisor to SBA, CIM may be deemed to be the beneficial owner of 4,692 shares of Preferred Stock (which converts into 618,182 shares of Common Stock) and Warrants to purchase 130,338 shares of Common Stock. CIM has the power to vote and disposed all such shares, totaling 748,520. Because certain TCG Principals are also CIM Principals, CIM may be deemed to share beneficial ownership of any shares of Common Stock owned by the other Reporting Persons.

          Reporting Persons are the beneficial owner of 45,000 shares of Preferred Stock (which converts into 5,928,853 shares of Common Stock) and 1,250,000 Warrants to purchase 1,250,000 shares of Common Stock. Reporting Persons thus have voting rights and disposal rights of all such shares, totaling 7,178,854.

          William E. Conway, Jr., Frank C. Carlucci, III, Daniel A. D'Aniello, Richard G. Darman, David M. Rubenstein and James A. Baker, III are managing members of TCG, and, in such capacity, such individuals may be deemed to share beneficial ownership of any shares of Common Stock owned by TCG. Such individuals expressly disclaim any such beneficial ownership.

          (c)  Not applicable.

          (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock of the Company owned by the Reporting Persons.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 has been amended in pertinent part as follows:

          On January 15, 1998, each of the Reporting Persons entered into that certain Parent Voting Agreement by and among such Reporting Persons, the Company and OHM Corporation ("OHM"), and Ohio corporation (the "Voting Agreement"). Pursuant to the Voting Agreement, each Reporting Person has agreed to vote all shares of Preferred Stock held by such Reporting Person in favor of the issuance of shares of Common Stock by the Company in connection with the Company's potential acquisition of OHM pursuant to that certain Agreement and Plan of Merger (the "Merger Agreement") among the Company, OHM and IT-Ohio, Inc., an Ohio corporation and wholly owned subsidiary of the Company and the election of OHM's nominees to the Company's Board of Directors, and to not take certain actions, or encourage or assist any other party in taking any action, which would compete with, impede, interfere with or attempt to discourage such transactions or inhibit the timely consummation of such transaction and to deliver to OHM, upon its request, an irrevocable proxy to vote all shares of Preferred Stock held by such Reporting Person and any other shares of capital stock of the Company acquired by such Reporting Person prior to the effective time of the Merger in a manner consistent with the provisions of the Voting Agreement. The Voting Agreement shall terminate automatically upon the termination of the Merger Agreement or upon the effective time of the Merger. A copy of the Voting Agreement is attached hereto as
Exhibit 2.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is amended and restated as follows:

Exhibit 1.* Joint Filing Agreement dated as of November 27, 1996, by and among CPII, CPIII, CIPII, CIPIII, C/SIP, CIG, CIM, CIT, CITI, CITII, TC Group, and TCG.

Exhibit 2. Parent Voting Agreement, dated as of January 15, 1998, among International Technology Corporation, certain stockholders of International Technology Corporation signatories thereto and OHM Corporation, an Ohio Corporation.

------------------
* Incorporated by reference to Exhibit 1. to the Schedule 13D.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 1998
                              CARLYLE PARTNERS II, L.P.

                              By:  TC Group, L.L.C., its General Partner

                                   By:  TCG Holdings, L.L.C., its Managing
                                        Member

                              By:  /s/ Daniel A. D'Aniello
                                   -----------------------
                              Name:  Daniel A. D'Aniello
                                     -------------------
                              Title:  Managing Director
                                      -----------------

                              CARLYLE PARTNERS III L.P.

                              By:  TC Group, L.L.C., its General Partner

                                   By:  TCG Holdings, L.L.C., its Managing
                                        Member

                              By:  /s/ Daniel A. D'Aniello
                                   -----------------------
                              Name:  Daniel A. D'Aniello
                                     -------------------
                              Title:  Managing Director
                                      -----------------


                              CARLYLE INTERNATIONAL PARTNERS II, L.P.

                              By:  TC Group, L.L.C., its General Partner

                                   By:  TCG Holdings, L.L.C., its Managing
                                        Member

                              By:  /s/ Daniel A. D'Aniello
                                   -----------------------
                              Name:  Daniel A. D'Aniello
                                     -------------------
                              Title:  Managing Director
                                      -----------------

                              CARLYLE INTERNATIONAL PARTNERS III, L.P.

                              By:  TC Group, L.L.C., its General Partner

                                   By:  TCG Holdings, L.L.C., its Managing
                                        Member

                              By:  /s/ Daniel A. D'Aniello
                                   -----------------------
                              Name:  Daniel A. D'Aniello
                                     -------------------
                              Title:  Managing Director
                                      -----------------


                              C/S INTERNATIONAL PARTNERS

                              By:  TC Group, L.L.C., its General Partner

                                   By:  TCG Holdings, L.L.C., its Managing
                                        Member

                              By:  /s/ Daniel A. D'Aniello
                                   -----------------------
                              Name:  Daniel A. D'Aniello
                                     -------------------
                              Title:  Managing Director
                                      -----------------


                              CARLYLE INVESTMENT GROUP, L.P.

                              By:  TC Group, L.L.C., its General Partner

                                   By:  TCG Holdings, L.L.C., its Managing
                                        Member

                              By:  /s/ Daniel A. D'Aniello
                                   -----------------------
                              Name:  Daniel A. D'Aniello
                                     -------------------
                              Title:  Managing Director
                                      -----------------

                              CARLYLE-IT PARTNERS, L.P.

                              By:  TC Group, L.L.C., its General Partner

                                   By:  TCG Holdings, L.L.C., its Managing
                                        Member

                              By:  /s/ Daniel A. D'Aniello
                                   -----------------------
                              Name:  Daniel A. D'Aniello
                                     -------------------
                              Title:  Managing Director
                                      -----------------

                              CARLYLE-IT INTERNATIONAL PARTNERS, L.P.

                              By:  TC Group, L.L.C., its General Partner

                                   By:  TCG Holdings, L.L.C., its Managing
                                        Member

                              By:  /s/ Daniel A. D'Aniello
                                   -----------------------
                              Name:  Daniel A. D'Aniello
                                     -------------------
                              Title:  Managing Director
                                      -----------------

                              CARLYLE-IT INTERNATIONAL PARTNERS II, L.P.

                              By:  TC Group, L.L.C., its General Partner

                                   By:  TCG Holdings, L.L.C., its Managing
                                        Member

                              By:  /s/ Daniel A. D'Aniello
                                   -----------------------
                              Name:  Daniel A. D'Aniello
                                     -------------------
                              Title:  Managing Director
                                      -----------------

                              State Board of Administration of Florida separate account maintained pursuant to an Investment Management Agreement dated as of September 6, 1996 by and between the State Board of Administration of Florida, Carlyle Investment Group, L.P. and Carlyle Investment Management, L.L.C.

                              By:  Carlyle Investment Management, L.L.C.

                              By:  /s/ Daniel A. D'Aniello
                                   -----------------------
                              Name:  Daniel A. D'Aniello
                                     -------------------
                              Title:  Managing Director
                                      -----------------

                                 EXHIBIT INDEX
                                 -------------

Exhibit * 1.   Joint Filing Agreement dated as of November 27, 1996, by and among CPII, CPIII, CIPII, CIPIII, C/SIP, CIG, CIM, CIT, CITI,
               CITII, TC Group, and TCG.


Exhibit 2. Parent Voting Agreement, dated as of January 15, 1998, among International Technology, Corporation, certain stockholders of International Technology Corporation signatories thereto and OHM Corporation, an Ohio Corporation.






----------------
* Incorporated by reference to Exhibit 1. to the Schedule 13D.